

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Via Email
Kevin Hauser
President and Chief Executive Officer
Medefile International, Inc.
301 Yamato Road, Suite 315
Boca Raton, FL 33431

   Re: Medefile International, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed April 1, 2011
     File No. 33-25126-D

Dear Mr. Hauser:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Mark P. Shuman

        Mark P. Shuman
        Legal Branch Chief

cc: Via Email
  Richard A. Friedman, Esq.
  Sichenzia Ross Friedman Ference LLP